Preliminary Proposal

January 27, 2014

The Board of Directors

Shanda Games Limited

No. 1 Office Building, No. 690 Bibo Road

Pudong New Area, Shanghai 201203

People’s Republic of China

Dear Sirs:

Shanda Interactive Entertainment Limited (“Shanda Interactive”) and Primavera Capital (Cayman) Fund I L.P. (the “Sponsor”) are pleased to submit this preliminary non-binding proposal to acquire Shanda Games Limited (the “Company”) in a going private transaction (the “Acquisition”).

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of 21.3% to the Company’s volume-weighted average price on January 24, 2014 and a premium of 44.4% to the volume-weighted average price during the last 30 trading days.

1.                  Consortium. Shanda Interactive and the Sponsor (collectively, the “Consortium Members”, and the consortium so formed, the “Consortium”) have entered into a consortium agreement (the “Consortium Agreement”) dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other exclusively in pursuing the Acquisition. The Consortium Agreement also obligates the Consortium Members to (i) vote for the proposed Acquisition and not take any action inconsistent with it, (ii) not transfer any of their respective shares in the Company unless as otherwise permitted under the Consortium Agreement, and (iii) vote against any competing proposal or matter that would facilitate a competing proposal.

2.                  Purchase Price. The consideration payable for each American Depositary Share of the Company (“ADS”, each representing two Class A ordinary shares of the Company) will be $6.90 in cash, or $3.45 in cash per Class A or Class B ordinary share (in each case other than those ADSs or shares held by the Consortium Members that may be rolled over in connection with the Acquisition pursuant to the Consortium Agreement).

3.                  Funding. We intend to finance the Acquisition with a combination of debt and equity capital. Equity financing would be provided from the Consortium Members and any additional members we accept into the Consortium.

4.                  Due Diligence. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the definitive agreements. Wilson Sonsini Goodrich & Rosati P.C. has been retained as international legal counsel to Shanda Interactive and the Consortium and Latham & Watkins as international legal counsel to the Sponsor.

5.                  Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.                  Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of Shanda Interactive in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition.

In considering our offer, you should be aware that the Consortium Members are interested only in acquiring the outstanding shares of the Company that the Consortium Members do not already own, and that the Consortium Members do not intend to sell their stake in the Company to any third party.

7.                  Confidentiality. Shanda Interactive will, as required by law, promptly make a Schedule 13D filing to disclose this letter and its agreement with the Sponsor. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8.                  About Primavera. Primavera Capital, established in 2010, is a China-based private investment firm focusing on investments in buy-out, control-oriented, and growth capital investments.

9.                  No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

By:	/s/
Name:
Title:

PRIMAVERA CAPITAL (CAYMAN) FUND I L.P.

By:	PRIMAVERA CAPITAL (CAYMAN)
GP1 L.P., its General Partner

By:	PRIMAVERA (CAYMAN) GP1 LTD, its General Partner

By:	/s/
Name:
Title: